Value Add Growth REIT IV, LLC

c/o DiversyFund, Inc.

750 B Street, Suite 1930

San Diego, CA 92101

March 20, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Value Add Growth REIT IV, LLC (“REIT IV”)
(Securities Act File No. 024-12588)
Request for Withdrawal of Form AW

Ladies and Gentlemen:

REIT IV hereby requests withdrawal of the Form AW that we filed on March 14, 2025 (accession number 0001213900-25-024053), which Form AW requested the withdrawal of the Offering Statement on Form 1-A/A (File No. 024-12588) filed with the Securities and Exchange Commission on March 13, 2025. REIT IV should have filed the withdrawal request on Form 1-A-W rather than on Form AW. Immediately following withdrawal of the Form AW, we will file a withdrawal request using the correct form under Regulation A.

If you have any questions, please call Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Very Truly Yours,

Value Add Growth REIT IV, LLC

By: DF Manager, LLC, as Manager

By: DiversyFund, Inc., as Manager

By:	/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.